VIA EDGAR TRANSMISSION

July 19, 2011

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sen Yu International Holdings, Inc.
Supplemental response letter dated March 31, 2011 regarding the
Form 10-K for fiscal year ended June 30, 2010
File No. 0-12792

Dear Mr. Humphrey:

On behalf of Sen Yu International Holdings, Inc. (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the letter received from the Staff, dated May 23, 2011, regarding the Company’s filings referred to above.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

We will be delivering to the Staff two hard copies of each of Amendment No. 4 (“10-K/A No. 4”) to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “10-K”) and Amendment No.3 (“10-Q/A No. 3”) to the Company’s Quarterly Report on Form 10-Q (the “10-Q”) for the period ended September 30, 2010, marked to show changes to the Amendments No.3 to the 10-K and Amendment No. 2 to the 10-Q, both of which were filed on May 20, 2011.

Form 10-K (Fiscal Year Ended June 30, 2010), As Amended

Explanatory Note, page 4

I.
Please expand the disclosure in this note to describe in bullet format (i.e., given the quantity of changes) the reasons for the changes to the original Form 10-K, as reflected in amendment nos. 1, 2, and 3. The explanatory note should include an opening narrative discussion indicating you are including added disclosures in MD&A and the audited financial statement notes, along with revisions and reclassifications made to the audited financial statements. Your disclosure of amending the original Form 10-K in order to respond to certain comments from the SEC is not appropriate and should be deleted.

We have made the requested change in the 10-K/A No. 4 filed herewith.

Business Agents, page 11

Golden Lotus: Sale of Breeding Swine

2.
We have reviewed your response to prior comment 2. Please expand the disclosure to indicate, if true, that other than the Sales Agreement with Golden Lotus, whereby Golden Lotus has exclusivity to sell your breeding swine in the Heilongjiang province, there is no related party relationship or contractual arrangements between you and them. Further, disclose that Golden Lotus is an independent company with separate operations apart from its business with you, and that you have no financial, voting interest, or operational control over this entity.

We have revised the disclosure on page 13 of Amendment No. 4 as it relates to Golden Lotus. Golden Lotus is the exclusive sales agent to distribute the Company’s breeding swine in Heilongjiang province. They are not a related party and we have no other contracts or other agreements with them.  Golden Lotus is an independent company and we have no financial, voting interest or operational control over Golden Lotus.

3.
We have reviewed your response to prior comment 3. Please expand the second paragraph to also specifically state that (i) the breeding boars and sows (“breeding swine”) that you produce at your two breeding farms are sold to Golden Lotus at local market price, at which point of sale you recognize revenue, and (ii) payments of the purchase price from Golden Lotus to the Company is due within 30 days after delivery of the breeding swine. Further, revise the sentence that begins with “However, its sales price may not exceed...” and replace with clarifying language that Golden Lotus sells the breeding swine to qualified Wang Da Farmers subject to a maximum markup of 20% of the original purchase price between you and Golden Lotus.

We have expanded and revised the disclosure in this section in response to the Staff’s comment.

Wang Da: Fodder Supply and Commercial Hog Repurchase

4.
We have reviewed your response to prior comment 5 and it appears that Wang Da does a substantial amount of its business with you, based on the significance of revenues earned by them from you. Disclose and tell us if you have any financial or voting interest, and/or managerial or operational control of the business affairs of Wang Da, other than your being entitled to assume Wang Da’s legal rights against the franchisee farmers if Wang Da defaults in its obligations to you. Tell us also why Wang Da should not be considered a variable interest entity for consolidation purposes under guidance of ASC Topic 810-10-15-13, or consolidated given that the contractual agreement with you generates the majority of its revenues, under ASC Topic 810-10-15-18.

We have revised the disclosure on page 12 and 13 of Amendment No. 4 as it relates to Wang Da.

Wang Da is an independent entity and should be able to finance its activities without additional financial support provided by Sen Yu despite the significant revenues earned from Sen Yu.  The Company has no direct or indirect ability to make decisions about Wang Da’s activities through voting rights or similar rights.  The Company has no control over Wang Da’s economic interests and activities relating to their shareholders.  The Company has no power to direct the activities of Wang Da that most significantly impact Wang Da’s economic performance. The Company has no obligation to absorb losses of Wang Da that could potentially be significant to Wang Da or the right to receive benefits from Wang Da that could potentially be significant to Wang Da. In light of the above conditions and independent  relationship between Wang Da and the Company, Wang Da is not considered a variable interest entity or consolidated with the Company based on ASC 810-10-15-13

5.
We have reviewed your response to prior comment 6. See the last paragraph that begins with “Our agreement with Wang Da provides that if Wang Da fails to satisfy...” Please expand the last sentence to specifically describe the “additional assets” you would have access to in the event the sale of the hogs from Wang Da would be insufficient to satisfy Wang Da’s obligations to you. In this regard, it is unclear from your response the additional assets of Wang Da you would assume. In this regard, your response states that 93% of Wang Da’s current assets are composed of cash, accounts receivable, prepayments, other receivables and inventory. Please disclose, if true, that you have access to these current assets to satisfy the debt obligation to you. Further, please disclose the last three sentences of your response regarding responsibility for Wang Da’s liabilities and the rights of other creditors to Wang Da’s assets.

Based on the Staff’s comment, we have expanded the disclosure in the referenced paragraph on page 12 and 13 of Amendment No. 4.

Risk Factors

Risks Relating to Our Business and Industry, page 21

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our common stock.

6.
In the penultimate paragraph under this heading, please clarify in the second sentence that your management concluded on February 10, 2011, rather than 2010, that the financial statements should no longer be relied upon. In addition, clarify that management, after consultation with, rather than upon recommendation by, your independent public accountants, concluded that the financial statements should no longer be relied upon. Reference is made to the Item 4.02 Form 8-K filed on February 16, 2011.

We have revised the disclosure in this section in response to the Staff’s comment.

Management’s Discussion and Analysis Results of Operations

Cost of Sales and Gross Profit, page 45

7.
We have reviewed your response to prior comment 16. Please include a separate line item within Cost of Goods Sold to disclose the amount of losses on disposal of inventories. If you believe the line item not to be significant for separate statements of operations line item disclosure, please advise. Nevertheless, please expand the disclosure under MD&A- Cost of Sales and Gross Profit to provide a narrative discussion of the amount of losses on disposal of inventories due to culling and mortality of commercial hogs that are included in Cost of Goods Sold, similar to your discussion under MD&A-General and Administrative Expenses for culling and mortality of breeding sows.

Since the amount of losses on disposal of inventories is immaterial, we believe the line item is not significant for separate statements of operations line item disclosure.  We have added the following disclosure to the MD&A-Cost of Sales and Gross Profit:

“Our herds are subject to ordinary risks of mortality. If a hog dies before we have sold the hogs to the butchers, we incur a loss on disposal of inventory equal to the cost of the hog. Such incidences of commercial hog mortality caused us a loss of inventory of $245,514 during the fiscal year ended June 30, 2010, recorded as “losses on disposal of inventory”. During the fiscal year ended June 30, 2009, our mortality losses were $762,185. This loss of inventory will vary from year to year, depending on factors such as weather, disease and other factors. We recorded the mortality losses of Commercial Hogs under Losses on disposal of inventory. The losses on “disposal of inventory” for the fiscal year ended June 30, 2010 decreased by an aggregate of $516,671.”

Bad Debt for Advance to Suppliers, page 46

8.
We have reviewed your response to prior comment 14. Please expand the disclosure to further clarify your need to have increased the allowance rate from 0.5% to 5% given that you can assume the rights of Wang Da under its Fodder Supply and Commercial Hog Buy-Back Agreements with Wang Da Farmers, and that you can withhold or stop monies advanced to Wang Da. In this regard, we note your response provides risk management controls that you evaluated in determining the 5% reserve amount; however, please tell us and disclose the reasons that these risks exist, or the circumstances that have arisen with Wang Da where increased risks of not receiving the commercial hogs as repayment of the monies advances have changed beginning in April 2009.

We have expanded the disclosure in this section in response to the Staff’s comment. We believe that the increase in the allowance rate from 0.5% to 5% is appropriate for two reasons: (i) the Company’s advances to Wang Da have been increasing since 2009, and (ii) losses from the potential risk that Wang Da farmers might fail to deliver qualified commercial hogs will also likely increase as the advance increases.  Therefore, the Company decided to adopt a more conservative approach by increasing the allowance rate from 0.5% to 5%.

General and Administrative Expenses, page 46

9.
We have reviewed your response to prior comment 12. Please expand the disclosure regarding the 200,000 common shares issued to consultants to disclose, if true, that of the $1.2 million value of such shares, approximately $1.12 million has been deferred and treated as unearned compensation at June 30, 2010, whereas the remaining portion has been recognized as compensation expense for the service period from April 16, 2010 through June 30, 2010. Also, please provide this disclosure in Note 12(d) to the financial statements, along with a cross-reference to Note 12(e), Shares Base Compensation and Unearned Compensation.

We have expanded the noted disclosure in the “General and Administrative” section of Amendment No. 4 and in Notes 12(d) and (e) of the financial statements in response to the Staff’s comment.

Other Income (Expense), page 46

10.
Please revise the first paragraph under this heading to remove references to “abnormal losses” to the extent this pertains to losses on disposal of fixed assets and inventories, which have been reclassified to within income from operations. Further, please delete the last sentence of the third paragraph, or expand to describe how disposal reimbursement and abnormal losses impact interest expense and/or other income (expense).

We have revised the disclosure in this section, deleting the reference to “abnormal losses” and deleting the last sentence of the third paragraph.

Liquidity and Capital Resources, page 47

11.	See the second paragraph. Please clarify that the derivative liabilities-warrant amount is $13.65 million rather than $413.65 million.

We respectfully advise the Staff that the amount set forth in this paragraph is $13.65 million. Therefore, no revision has been made in response to this comment.

Net Cash Provided by Operating Activities, page 48

12.
We have reviewed your response to prior comment 13. Please expand the disclosure to state that your customers, Beijing 5th Meat Market and Dahongmen, pay you for the commercial hogs you sell them within a relatively short period of time (i.e., 5 to 7 working days) and such monies generate working capital to finance your operations, including the advances to Wang Da. Please also specifically clarify and disclose, if true, that Wang Da repurchases the commercial hogs on your behalf from the Wang Da farmers at market value, and then transfer the hogs to you which are recorded as inventory. Separately, please tell us if the value you assign to the inventory is the same as the market value that Wang Da purchases from the Wang Da farmers. Also, please disclose that the advances you provide Wang Da are sufficient for them to supply the fodder to the Wang Da farmers and also for them to repurchase the commercial hogs from the Wang Da farmers. See also our comments below under Note 5, Advances to, Suppliers, Net.

We have expanded the referenced disclosure in response to the Staff’s comment.

Index to Exhibits, page 66

13.
We note your response to prior comment 15. Please file the employment agreements with your executive officers as exhibits to your amended 10-K.

We have filed the employment agreements as Exhibits 10.18 and 10.19 to Amendment No. 4

Report of Independent Registered Public Accounting Firm, page F-2

14.
Due to the restatement of the fiscal year ended June 30, 2010 financial statements, please give consideration to revising the auditors’ report to include an explanatory paragraph that describes the restatement and also to dual date the report for the restatement footnote number 17.

The following language was added to the audit report on Page F-2 and Footnote number 17, Page F-30 was dual dated to read as April 28, 2011. “While preparing the Company’s financial statements for the quarter ended December 31, 2010, Company management and the Board determined that the Company failed to properly record in the above mentioned financial statements (a) the adjusted exercise price and the fair value of certain warrants issued in connection with a private placement conducted by the Company in June 2010 (“June 2010 Private Placement”); and (b) the outstanding number and adjusted conversion price of Series B Convertible Preferred Stock issued in the June 2010 Private Placement.

Consolidated Statements of Cash Flows, page F-7

15.
We note the amount you present for the line item “Net Income” represents the net income attributable to Sen Yu International Holdings, Inc. Please revise to present the amount of net income attributable to the consolidated company, including the non-controlling interests. Similar revision should be made to the September 30, 2010 Form 10-Q/A. Refer to ASC Topic 230-10-45-28. The statements of cash flows should begin with net income for the consolidated group as a whole before deducting the noncontrolling interest portion.

Related changes have been made on Page F-4 and F-7.

Note 3. Summary of Significant Accounting Policies, page F-10

s. Employee welfare benefits

16.
We have reviewed your response to prior comment 18. Please reconcile the disclosure of the penultimate sentence that begins with “However, commencing in January, 2008, per new Chinese regulations, employee welfare plans no longer required of the Company” with that of your response that “However, commencing in January, 2008, as per new PRC regulations, employee welfare benefit plans will be recognized when incurred instead of accrued. In this regard, please revise the disclosure to be consistent with your response.

We have deleted“However, commencing in January, 2008, per the new Chinese regulations, employee welfare plans no longer required of the Company.”  We also added a sentence stating “pursuant to the new Chinese regulations, commencing in January 2008, the Company has been recognizing welfare expenses as incurred under US GAAP.”

17.	Please tell us more about the nature of the employee welfare plan both before and after the implementation of the new Chinese regulations. You indicate that you accrued 14% of aggregate salaries and that you made “annual pre-tax contributions” as required by law. We assume that you made these contributions directly to the government and that the government actually ran the plan and assumed the liability to individual citizens. We also assume that you contributed and/or utilized the entire 14% of the salaries that you accrued each period. Please advise supplementally and in detail.

According to the regulations of PRC, the accrued employee welfare expense had been held by the Company.  The Company did not make these contributions directly to the government, because such employee welfare expense is different from the pension, social insurance or medical insurance paid to the government by the Company.  Similar to fringe benefit, the employee welfare expense generally includes a variety of benefit payments to the employees, including, without limitation, (i) the compensation and gifts during festivals such as pork products and; (ii) the allowances paid in certain circumstances, for example, allowances to employees for the services provided to the Company during severe weather; (iii) other expenditures for employees, e.g. the Company provides medical fees to employee injured during the course of service for the Company if the employee does not have casualty or medical insurance.

The Company makes contributions equal to 14% of the salaries to be paid to the employees as employee welfare.  Management can determine the timing and amount of payments of employee welfare based on the Company’s business condition, historical trends, and other information. In general, the Company doesn’t utilize the entire 14% of the salaries for each period.

Since welfare expense is a normal expense, the Company recognizes welfare expense as incurred under U.S. GAAP. When incurred, the Company records benefit welfare expenses in debit and the relevant amount in credit. The Company only makes payment to current employees who work for the Company

18.
In addition, tell us how you now recognize benefits “when incurred.” That is, tell us whether you make payments to the government annually or whether you make payment to the individuals who worked for you. Explain whether the payments go solely to retirees or whether some of the welfare benefits go to current employees. Please tell us how you determine the amount of the benefits you must pay each period. For example, tell us whether the government tells you the actual amount you owe annually. In addition, please clarify whether the plan qualifies as either a defined contribution plan or a defined benefit plan and/or whether it also covers other types of benefits. Finally, you state that you recognize “welfare expenses as incurred under U.S. GAAP.” Please provide us with your basis in U.S. GAAP for this accounting methodology. We may have further comments upon review of your response.

Please refer to our response to Comment #18 immediately above.

19.	Explain the reasons for (and components of) the material reduction in total plan expenses in fiscal 2010 when compared with fiscal 2009.

Most of our welfare expenses incurred were recognized through our welfare expense account for the fiscal 2009.  However, the welfare expenses incurred were recognized through not only the welfare expense account, but also accrual welfare expense account for fiscal 2010.  The disclosure of welfare expense in Note3 (s) of the financial statement excluded the amount paid by accrual welfare expense account in fiscal 2010 and 2009.  For fiscal 2010 and 2009, payments of welfare expenses by the Company were $11,605 and $13,023, respectively.

Note 5. Advances to Suppliers, page F-18

20.
We have reviewed the additional disclosure included in this note based on your response to prior comment 13. See the table of components of the advances to suppliers. Please reconcile the amount in this table with that shown on the face of the balance sheet. To the extent, the table is comprised solely of that pertaining to advances to Wang Da, please disclose.

The table of components of the advances to suppliers is comprised solely of the advances to Wang Da, while the balance sheet shows $30,830,691, which includes a small amount of advance to other suppliers.  We have revised the title of table from “Advance to Suppliers” to “Advance to Wang Da” on page F-19.

21.
Please expand the discussion under “Feed” to indicate, if true, that monies you advance to Wang Da are also used for them to supply you with feed for your breeding hogs. Also, please tell us how the “Feed” category differs from the “Fodder used on Sen Yu Farms” category. Please tell us in detail if, how and when amounts in these categories would be offset, given that you are purchasing the feed and fodder directly for your use.

We have expanded the discussion in this section in response to the Staff’s comment. “Feed” is one of the components of the Advance to Wang Da, defined as the corn, which is used to mix fodder.  The corn costs constitute approximate 45% of costs of total mixed fodder.  In order to stabilize the mixed fodder costs of Wang Da, the Company generally advances a “corn fund” to Wang Da between October and December each year.  Based on the negotiation with Wang Da, the “corn fund” to Wang Da by the Company is calculated as 30% of the total annual projection of the fodder costs for the next fiscal year.  The Company will offset this amount in the coming fiscal year when the Company provides fodder advance to Wang Da.  “Fodder used on Sen Yu Farms” is the fodder supply for the breeding hogs produced on the Company’s farms. Wang Da provides the Company with short term credit for the fodder used on the Company’s farm.

Note 11. Commitments, page F-22

22.
We have reviewed your response to prior comment 20. Please expand the introductory paragraph to clarify these commercial hog sales contracts are normal sales contracts that do not result in the sale or purchase of a derivative financial instrument.

We have expanded the introductory paragraph in Note 11 in response to the Staff’s comment.

Note 12. Stockholders’ Equity, page F-23

c. Series B Convertible Preferred Stock

23.
We have reviewed your response to prior comment 21. See the last paragraph under this heading. Please delete the penultimate sentence regarding the conversion price at June 30, 2010 for the first amendment on December 2, 2010. The disclosure should be limited to the most recent amendment for the year ended June 30, 2010, as such represents the restated amounts.

We have deleted the penultimate sentence in this section in response to the Staff’s comment.

d. Common Stock

24.
We have reviewed your response to prior comment 22. Please expand the disclosure with respect to the 601,870 common shares issued to Primary Capital LLC and Mr. Ling Liu, to indicate, if true, these shares were issued in settlement of a dispute and please describe the dispute. Reference is made to disclosure in MD&A - Results of Operations - General and Administrative Expenses, which indicate such shares were issued to settle a dispute. Clarify if the shares were issued related to the closing of the reverse merger (and identify the reverse merger was with Advanced Swine and cross-reference to Note 1) and/or in settlement of the completion of the twenty-four month consultant arrangement which began in May 2008, and which we assume ended by June 30, 2010. Also clarify that the proposed financing transaction where you will issue another 3% of common shares to Primary Capital LLC has not yet occurred.

We have expanded the disclosure in this section in both the 10-K/A and 10Q/A with respect to the Staff’s comment as follows:

“In addition, the Company issued to Primary Capital LLC (“Primary”) and one individual, Mr. Ming Liu, 361,870 and 240,000 shares of restricted common stock (collectively, the “Shares”) of the Company on June 9, 2010, respectively. The Shares were issued in connection with a settlement and termination agreement (the “Settlement Agreement”) entered into by the Company and Primary dated June 4, 2011. The Settlement Agreement provides for (i) termination of certain advisory agreements between the Company and Primary including the Agreement for Financing and Additional Services entered into by the same parties on or about May 18, 2009 (the “2009 Agreement”) and (ii) issuance of the Shares and payments in an aggregate of $160,000 plus 1% of the gross proceeds of certain future financing by the Company in order to settle a dispute between the Company and Primary related to certain payment obligations of the Company pursuant to the 2009 Agreement. The 2009 Agreement serves to amend and restate an engagement agreement dated May 28, 2008 (the “2008 Agreement”) that had been entered into by the Company and Primary in connection with the reverse merger between the Company and Advanced Swine (as described in Note 1).  The Company agreed to issue a number of shares of the company’s common stock equal to 3% of the outstanding shares of the Company to Primary Capital LLC upon the closing of the reverse merger transaction, which occurred on August 13, 2009. In addition, the Company agreed to issue another 3% to Primary Capital LLC at the closing of the Company’s proposed financing, which occurred on June 10, 2010 upon the issuance of the Shares, as described above.”

Note 13. Basic and Diluted Earnings Per Share, page F-27

25.
We have reviewed your response to prior comment 23. See the schedule of computations in arriving at diluted shares. Please provide us with your detail computation 733,122 of common shares and 1,414,413 common shares for the Convertible Note and Warrant, respectively. Please explain how you calculated these numerical share amounts. In addition, it is unclear from the first paragraph as to your issuance of Series F Warrants Please advise of the issuance of any Series F warrants or revise to indicate Series E warrants.

The Company only issued Series A to E warrants as of June 30, 2010.  There is an error in the previous response to your comment.

The Company measures the dilutive effects of Convertible Note on EPS using the if converted method.

Shares calculation of the Convertible Note: $2,061,905 (face amount)*36% (factor) = 733,122 shares (note shares)
Note face amount = $2,061,905
2/22/2010 (issued date) to 6/30/2010 (year-end date) = 128 days
128 days/360 days = 35.55% rounding to 36% (factor)

The Company uses the treasury-stock method to compute the dilutive effects of warrants on EPS.  This schedule of the computations dilutive effects of those warrants consisted of the following:

Type	Grant Date	To purchase shares of common stock	Strike price	% Weight	Dilution
Series A Warrants	6/11/2010	1,008,334	1.80	70.15%	707,303
Series B Warrants	6/11/2010	1,008,334	2.46	59.20%	596,925
Series C Warrants	6/11/2010	70,583	3.00	50.24%	35,463
Series D Warrants	6/11/2010	70,583	4.10	32.00%	22,586
Series E Warrants	6/11/2010	80,000	2.10	65.17%	52,136
					1,414,413

The Company included the effect of the issuance of the Series E warrants in the calculation.

Note 17. Restatement, page F-28

26.
We note you have reflected the restatement data as of the amendment filing date of February 18, 2011. Please update to disclose the restatement data is as of the most recent amendment, i.e., Form 10-K/A#3 for fiscal year ended June 30, 2010.

We have updated the disclosure in this section in response to the Staff’s comment.

Item 9A. Controls and Procedures, page 56

Disclosure Controls and Procedures

27.
We have reviewed your response to prior comment 24. Please revise this paragraph to indicate that the original filing of Form 10-K had concluded that ‘disclosure controls and procedures’ were effective, and that after reassessment of your internal controls and procedures and the material weaknesses identified, as discussed under Management’s Report on Internal Control over Financial Reporting, management has now concluded that ‘disclosure controls and procedures’ were not effective at June 30, 2010. Your current disclosure in this section refers to the conclusion of the effectiveness of internal control over financial reporting rather than of disclosure controls and procedures. Please revise. This comment is also applicable to the September 30, 2010 Form 10-Q/A whereas you should further expand to indicate that after reassessment, your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were not effective at September 30, 2010.

We have revised the disclosure in this section in response to the Staff’s comment.

Form 10-Q (Quarterly period ended September 30, 2010), As Amended

General

28.	Please revise the September 30, 2010 Form 10-Q to reflect the above comments on the June 30, 2010 Form 10-K/A, as applicable.

Following changes have been made based on the above comments on the June 30, 2010 Form 10-K/A.

The statements of cash flows are revised to include “Net Income for the consolidated group as a whole before deducting the non-controlling interest portion” on page 6.

“Disclosure controls and procedures” were revised to replace “internal controls and procedures” on page 33.

The following language,“These commercial hog sales contracts are normal sales contracts that do not result in the sale or purchase of a derivative financial instrument,” has been added in Note 12.

“Since basic earnings were $0.33 per share for the fiscal year ended June 30, 2010, the conversion price of the Series B Convertible Preferred Stock was $1.26 as of September 30, 2010” has been deleted in Note 13(c) and (d).

Further clarification on the unearned compensation has been provided in Note 13(g).

A few changes have also been made in Note 14.

Explanatory Note

29.
Please delete the language that in order to response to certain comments of the staff to the SEC. Also, please consider revising the detailed information to provide in a bullet format. See our comment above on the June 30, 2010 Form 10-K/A.

We have deleted the language referenced above and revised the detailed information in the explanatory paragraph.

Note 14. Basic and Diluted Earnings Per Share, page 23

30.
See the schedule of computations in arriving at diluted shares. Please provide us with your detail computation of 1,920,633 common shares, 2,061,905 common shares, and 1,224,642 common shares for the Convertible Preferred Stock, Convertible Note and Warrants, respectively. Please explain how you calculated these numerical share amounts. In addition, it is unclear from the first paragraph as to your issuance of Series F warrants. Please advise of the issuance of any Series F warrants or revise, as appropriate.

The Company measure the dilutive effects of Convertible Note on EPS using the if converted method.  The Company uses the treasury-stock method to compute the dilutive effects of warrants on EPS.  The schedule of computing the dilutive effects of convertible preferred stock, convertible note and warrants consisted is as follows:

Shares calculation of Convertible Preferred Stock, Convertible Note and Warrants:

For The Three Months Ended September 30, 2010

Common Stock
Date			Original Number of Shares
Shares	Calculation	# days o/s	Per	Total		Issuance x
Issued	Date	to year end	Issuance	Outstanding	% Weight	% Weight

6/30/2010	9/30/2010	90	20,892,982	20,892,982	100%	20,892,982

6/30/2010	9/30/2010	90
			Weighted average number of shares adjusted			20,892,982	Basic

Convertible Preferred Stock

6/30/2010	9/30/2010	90	1,920,633	1,920,633	100%	1,920,633

Convertible Convertible Note

6/30/2010	9/30/2010	90	2,061,905	2,061,905	100%	2,061,905

Warrants						1,224,642

			Weighted average number of shares dilutive			26,100,162	Diluted

		Series B convertible preferred stock		1,920,633

		Dilution calculation for warrants:
		Type		Option price	Market price for the quarter ended Sep 30, 2010	% Weight	Shares
		Series A Warrants	1,008,334	1.80	4.90	63.27%	637,926
		Series B Warrants	1,008,334	2.46	4.90	49.80%	502,109
		Series C Warrants	70,583	3.00	4.90	38.78%	27,369
		Series D Warrants	70,583	4.10	4.90	16.33%	11,524
		Series E Warrants	80,000	2.10	4.90	57.14%	45,714
						Total	1,224,642

The Company included the effect of the issuance of the Series E warrants in the calculation.

Note 18. Restatement, page 24

31.	Please expand this note to also include restatement financial data for the statements of operations for the comparative three months ended September 30, 2009.

We have revised the disclosure in this section in response to the Staff’s comment.

Disclosure Controls and Procedures

32.
See the fourth paragraph. Please clarify that management, after consultation with, rather than upon recommendation by, your independent public accountants, concluded that the financial statements should no longer be relied upon. Reference is made to the Item 4.02 Form 8-K filed on February 16, 2011.

Restatement financial data for the statements of operations has been expanded to include the comparative three months ended September 30, 2009.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of Amendment No. 4 and related filings.  If the Staff has any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  We look forward to working with you to resolve any remaining questions the Staff may have.

Very truly yours,

/s/ Adam Mimeles
Adam Mimeles

cc:        Zhenyu Shang, Chief Executive Officer
             MS Group CPA LLC